12013295

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC

SEC FILE NUMBER
8- 46845

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2011 (MM/DD/YY) AND ENDING 12-31-2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARVEST CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Silas Deane Highway, Suite 300
(No. and Street)

Wethersfield (City) CT (State) 06109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcy Negro (860) 257-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Filomeno and Company, P.C.
(Name – *if individual, state last, first, middle name*)

80 South Main Street – West Hartford, CT 06107
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

OATH OR AFFIRMATION

I, Ralph Giansanti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harvest Capital, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

JACLYN A. HISSICK
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

HARVEST CAPITAL, LLC

YEARS ENDED DECEMBER 31, 2011 AND 2010

<u>CONTENTS</u>

FILOMENO & COMPANY, P.C.
Certified Public Accountants • Business Advisors

80 South Main Street West Hartford, CT 06107 (860) 561-0020
203 Campbell Avenue West Haven, CT 06516 (203) 931-9301

Fax (860) 561-4347 www.filomeno.com

INDEPENDENT AUDITOR'S REPORT

To the Members
HARVEST CAPITAL, LLC
Wethersfield, CT

We have audited the accompanying statements of financial condition of **HARVEST CAPITAL, LLC** as of **December 31, 2011** and **2010** and the related statements of operations and members' capital, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvest Capital, LLC as of **December 31, 2011** and **2010** and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

West Hartford, Connecticut
February 6, 2012

Filomeno & Company, P.C.

An Independently Owned Member, McGladrey Alliance

The McGladrey Alliance is a premier affiliation of independent accounting and consulting firms. The McGladrey Alliance member firms maintain their name, autonomy and independence and are responsible for their own client fee arrangements, delivery of services and maintenance of client relationships.

STATEMENTS OF FINANCIAL CONDITION

HARVEST CAPITAL, LLC

DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
CURRENT ASSETS		
Cash	$ 238,604	$ 215,641
Accounts receivable	578,898	590,567
Prepaid expenses	7,713	7,573
Total current assets	**$ 825,215**	**$ 813,781**
PROPERTY AND EQUIPMENT, AT COST	$ 30,813	$ 44,568
Less: accumulated depreciation	(20,389)	(35,068)
Net property and equipment	**$ 10,424**	**$ 9,500**
TOTAL ASSETS	**$ 835,639**	**$ 823,281**
LIABILITIES AND MEMBERS' CAPITAL		
CURRENT LIABILITIES		
Accounts payable	$ 523,011	$ 530,328
Accrued expenses	102,037	142,817
Total current liabilities	**$ 625,048**	**$ 673,145**
MEMBERS' CAPITAL		
Total members' capital, *page 3*	**$ 210,591**	**$ 150,136**
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 835,639**	**$ 823,281**

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS AND MEMBERS' CAPITAL

HARVEST CAPITAL, LLC

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011		2010	
	AMOUNT	PERCENT	AMOUNT	PERCENT
REVENUES	$ 5,374,959	100.0 %	$ 4,620,767	100.0 %
EXPENSES				
Commissions	$ 4,398,809	81.8 %	$ 3,769,067	81.6 %
Payroll	255,618	4.8 %	246,915	5.3 %
Consultants	126,200	2.3 %	137,429	3.0 %
Regulatory fees	80,286	1.5 %	75,773	1.6 %
Insurance	70,469	1.3 %	99,960	2.2 %
Compliance expense	61,320	1.1 %	5,733	0.1 %
Pershing fees	59,006	1.1 %	37,337	0.8 %
Office expenses	52,291	1.0 %	41,972	0.9 %
Rent expense	42,960	0.8 %	40,725	0.9 %
Legal settlements	39,217	0.7 %	83,106	1.8 %
Promotion	37,318	0.7 %	18,383	0.4 %
Computer expense	26,595	0.5 %	30,312	0.7 %
Miscellaneous	23,277	0.4 %	4,560	0.1 %
Payroll taxes	21,764	0.4 %	22,429	0.5 %
Accounting and legal fees	14,000	0.3 %	19,189	0.4 %
Depreciation	3,665	0.1 %	5,698	0.1 %
Contributions	1,500	-- %	2,500	0.1 %
Meals and entertainment	1,177	-- %	317	-- %
Total expenses	$ 5,315,472	98.8 %	$ 4,641,405	100.5 %
OTHER INCOME (EXPENSE)				
Loss on asset disposal	$ ---	-- %	$ (276)	-- %
Interest income	968	-- %	932	-- %
Interest expense	---	-- %	(178)	-- %
Total other income	$ 968	-- %	$ 478	-- %
NET INCOME (LOSS)	**$ 60,455**	1.2 %	**$ (20,160)**	(0.5)%
Members' capital, beginning	150,136		120,296	
Members' contributions	---		50,000	
Members' capital ending, *page 2*	**$ 210,591**		**$ 150,136**	

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

HARVEST CAPITAL, LLC

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
OPERATING ACTIVITIES		
Commissions received	$ 5,386,628	$ 4,407,228
Cash paid for commissions and vendors	(5,359,076)	(4,327,950)
Net cash provided by operating activities	**$ 27,552**	**$ 79,278**
INVESTING ACTIVITIES		
Purchase of property and equipment	$ (4,589)	$ (9,094)
Capital contributions	- - -	50,000
Net cash (used for) provided by investing activities	**$ (4,589)**	**$ 40,906**
FINANCING ACTIVITIES		
Repayment of capital lease obligation	$ - - -	$ (3,237)
Net cash used for financing activities	**$ - - -**	**$ (3,237)**
Net increase in cash	**$ 22,963**	**$ 116,947**
Cash and cash equivalents, beginning	215,641	98,694
Cash and cash equivalents, ending	**$ 238,604**	**$ 215,641**

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

HARVEST CAPITAL, LLC

DECEMBER 31, 2011 AND 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Harvest Capital, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

BASIS OF ACCOUNTING

Harvest Capital, LLC utilizes the accrual basis of accounting. Commission revenue and related expenses are recorded on a settlement date basis, which is generally five business days after trade date for securities sold for customers.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

PROPERTY AND EQUIPMENT, AT COST

Property and equipment are stated at cost less accumulated depreciation, the provision for which is computed over the estimated useful lives of the assets on a straight-line method for financial statement purposes.

ACCOUNTS RECEIVABLE

Accounts receivable is recorded net of an allowance for doubtful accounts. The allowance is estimated from historical performance and projections of trends. For the years ended **December 31, 2011** and **2010**, no allowance was deemed necessary.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, *(continued)*

FEDERAL AND STATE INCOME TAXES

The Company evaluates all significant tax positions as required by the generally accepted accounting principles of the United States. As of December 31, 2011 and 2010, the Company does not believe it has taken any tax positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized benefits that would either increase or decrease within the next twelve months. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of December 31, 2011 and 2010, the Company's federal and various state tax returns generally remain open for the last three years.

If the Company incurred interest and penalties associated with the recognized tax benefits these amounts would be classified as additional income taxes in the statement of operations and retained earnings.

The Company is not a taxpaying entity for federal and state income tax purposes, and thus no income tax expense has been recorded in the statements. Income or loss of the Company is reported by the members and included on their individual income tax returns.

SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 6, 2012, the date the financial statements were available to be issued.

RESERVE REQUIREMENTS

The Company is exempt from the requirements relating to cash reserves and possession or control of customers' securities under Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934.

NET CAPITAL REQUIREMENTS

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The rule prohibits a broker/dealer from engaging in securities transactions at any time when its aggregate indebtedness exceeds fifteen (15) times its net capital, as those terms are defined by the Securities and Exchange Commission. A broker/dealer may also be required to reduce its business if its net capital ratio should exceed twelve (12) to one (1) and may be prohibited from expanding its business if the ratio exceeds ten (10) to one (1). As of December 31, 2011, the net capital was $**137,974**, an excess of **$96,304** over the required minimum net capital of $41,670. As of **December 31, 2010**, the net capital was **$86,711** an excess of **$41,835** over required minimum net capital of $44,876.

2. RELATED PARTY TRANSACTIONS

The Company uses office space, which is leased by a member of the Company who then subleases the office space to the Company. The lease requires monthly rent of **$3,580** with various annual adjustments.

Various office expenses paid by a member of the Company were not reimbursed by the Company for **2011** and **2010**.

3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There are no borrowings under subordination agreements at **December 31, 2011** and **2010.**

4. PROPERTY AND EQUIPMENT, AT COST

Depreciation charged to current operations amounted to **$3,665** in **2011** and **$5,698** in **2010**. Depreciation by major categories of assets is shown below.

	2011		2010	
	COST	DEPRECIATION	COST	DEPRECIATION
Computer equipment	$22,979	$ 3,267	$36,734	$ 5,140
Office furniture	7,834	398	7,834	558
Total	**$ 30,813**	**$ 3,665**	**$ 44,568**	**$ 5,698**

5. OBLIGATIONS UNDER CAPITAL LEASE

The Company is the lessee of office equipment under a capital lease which expired in 2010. The asset and liability under capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The asset is depreciated over the lower of its related lease terms or its estimated productive life. Depreciation of the asset under the capital lease is included in depreciation expense for **2010**. The capitalized cost of the office equipment is **$16,537**. Accumulated depreciation at **December 31, 2011** and **2010** was **$0** and **$16,261,** respectively. Upon termination of the capital lease, the Company made the option to forego the buyout option and has removed the office equipment from the Company's books.

6. OPERATING LEASE

As of November 12, 2010, the Company entered into an operating lease agreement for office equipment expiring in 2015.

Future minimum payments for this noncancellable lease are as follows:

December 31,	
2012	$ 4,140
2013	4,140
2014	4,140
2015	3,795
Total	**$ 16,215**

7. RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	2011	2010
Net income (loss), *page 3*	$ 60,455	$ (20,160)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	$ 3,665	$ 5,698
Loss on asset disposal	---	276
(Increase) decrease in:		
Accounts receivable	11,669	(213,539)
Prepaid expenses	(140)	367
Increase (decrease) in:		
Accounts payable	(7,317)	203,403
Accrued expenses	(40,780)	103,233
Total adjustments	$ (32,903)	$ 99,438
Net cash provided by operating activities	$ 27,552	$ 79,278

8. PROFIT SHARING PLAN

Effective April 1, 2011, the Company adopted a 401(k) profit-sharing plan (the "Plan), which covers eligible employees who are at least age twenty-one and have completed one year of service during the plan year. The Plan provides that eligible employees may contribute a specific percentage of their compensation or dollar amount up to federal maximum allowable. The employer may contribute to the Plan on behalf of each eligible participant a discretionary matching contribution as determined by management. For the year ended **December 31, 2011** there was no matching contribution made by the Company.

9. CONTINGENCIES

The Company has been named as one of the defendants in several arbitration claims that allege violations of federal and state securities laws and claim substantial damages.

The Company together with a former registered representative had been named as defendants in an arbitration claim that allege the investment sold was an unregistered security. During 2010, the parties had entered into a settlement agreement. The Company paid $51,705 in full settlement of this claim as of December 31, 2010.

A former registered representative of the Company has been found guilty of selling unregistered securities to several investors. During 2010, multiple parties have entered into settlement discussions and some have reached agreements on the terms of their settlement, while others have not. As of December 31, 2010, the Company has estimated the potential of being liable for $273,801. The Company has insurance coverage available, as a securities dealer, and has chosen to exercise this policy in the amount of $250,000. During 2010, the Company has accrued for the additional liability of $23,801 under the provisions of FASB ASC 450, *Contingencies*. During 2011, after settlement discussions, the Company has the potential of being liable for an additional $25,000 and has accrued for this additional liability. As of December 31, 2010 and 2011, payments remaining to be paid on the settlement totaling $123,161 and $65,314, respectively, are included in accrued expenses.

The Company together with a registered representative have been named as defendants in a temporary injunction and a prejudgment remedy claiming the registered representative breached an employment agreement prohibiting competition, solicitation and the disclosure of confidential information. The Company is defending this claim and has denied any wrongdoing. A final judgment has not been rendered as of the date of the financial statements. However, the court has ordered that monies are held in escrow to cover the potential judgment by all parties. As of December 31, 2010, the Company is potentially liable for $7,600 and is included in accrued expenses. During 2011, this claim was settled and the amount payable by the Company was paid by the majority-owned principal and the liability was removed as of December 31, 2011.

The Company together with a former registered representative had been named as defendants in an arbitration claim that allege the investment sold was an unregistered annuity product. As of December 31, 2011, the Company has a potential liability of $7,057, which is included in accrued expenses, for legal services connected to this claim, which the Company is disputing.

FILOMENO & COMPANY, P.C.
Certified Public Accountants • Business Advisors
80 South Main Street West Hartford, CT 06107 (860) 561-0020
203 Campbell Avenue West Haven, CT 06516 (203) 931-9301
Fax (860) 561-4347 www.filomeno.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
HARVEST CAPITAL, LLC
WETHERSFIELD, CT

We have audited the accompanying financial statements of **HARVEST CAPITAL, LLC** as of and for the years ended **December 31, 2011** and **2010**, and have issued our report thereon dated February 6, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

West Hartford, Connecticut
February 6, 2012

Filomeno + Company, P.C.

The McGladrey Alliance is a premier affiliation of independent accounting and consulting firms. The McGladrey Alliance member firms maintain their name, autonomy and independence and are responsible for their own client fee arrangements, delivery of services and maintenance of client relationships.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

HARVEST CAPITAL, LLC

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
NET CAPITAL		
Total members' capital	$ 210,591	$ 150,136
Deduct members' capital not allowable for net capital	(72,617)	(63,425)
Total members' capital qualified for net capital	**$ 137,974**	**$ 86,711**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required for broker	$ 41,670	$ 44,876
Excess net capital	$ 96,304	$ 41,835
Net capital requirement	$ 41,670	$ 44,876
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of Form X-17A-5 as of December 31, 2011 and 2010		
Net capital, as reported in Company's Part II (Unaudited) FOCUS reports	$ 137,974	$ 86,711
NET CAPITAL PER ABOVE	**$ 137,974**	**$ 86,711**

See accompanying auditor's report on supplemental information.

FILOMENO & COMPANY, P.C.
Certified Public Accountants • Business Advisors

80 South Main Street West Hartford, CT 06107 (860) 561-0020
203 Campbell Avenue West Haven, CT 06516 (203) 931-9301

Fax (860) 561-4347 www.filomeno.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15-c3-3

To the Members
HARVEST CAPITAL, LLC
WETHERSFIELD, CT

In planning and performing our audits of the financial statements of **Harvest Capital, LLC** (the "Company") as of and for the years ended **December 31, 2011** and **2010**, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

An Independently Owned Member, McGladrey Alliance

The McGladrey Alliance is a premier affiliation of independent accounting and consulting firms. The McGladrey Alliance member firms maintain their name, autonomy and independence and are responsible for their own client fee arrangements, delivery of services and maintenance of client relationships.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15-c3-3

(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

West Hartford, Connecticut
February 6, 2012

Filomeno & Company, P.C.

FILOMENO & COMPANY, P.C.
Certified Public Accountants • Business Advisors
80 South Main Street West Hartford, CT 06107 (860) 561-0020
203 Campbell Avenue West Haven, CT 06516 (203) 931-9301
Fax (860) 561-4347 www.filomeno.com

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
HARVEST CAPITAL, LLC
WETHERSFIELD, CT

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the years ended December 31, 2011 and 2010, which were agreed to by Harvest Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Harvest Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Harvest Capital, LLC's management is responsible for the Harvest Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. Traced to Quickbooks disbursements, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the years ended December 31, 2011 and 2010, as applicable, with the amounts reported in Form SIPC-7 for the years ended December 31, 2011 and 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Examined WINOPS schedules and quarterly Quickbooks internal reports, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers. Examined WINOPS schedules and quarterly Quickbooks internal reports, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

West Hartford, Connecticut
February 6, 2012

Filomeno & Company, P.C.

An Independently Owned Member, McGladrey Alliance

The McGladrey Alliance is a premier affiliation of independent accounting and consulting firms. The McGladrey Alliance member firms maintain their name, autonomy and independence and are responsible for their own client fee arrangements, delivery of services and maintenance of client relationships.